

March 27, 2015

Via E-mail
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed January 23, 2015**
> **Response dated March 20, 2015**
> **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your March 20, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. Summary of Significant Accounting Policies, page 79
Management Fees Revenue, page 87

1. We note your response to comment 1 in our letter dated March 13, 2015, in which we note that the purpose of the $34.7 million distribution is solely to cover the tax expense that is born at the partner level rather than the fund level. We also note that the distribution does not represent carried interest or some other form of incentive income, as the other partners of Fund I presumably received a corresponding distribution for their ownership interest allocation of the fund's taxable income. Please tell us how you determined that this distribution represents a revenue stream for Rialto rather than an other income stream or an offset to income tax expense on the face of the consolidated statements of operations.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott, Staff Attorney, at (202) 551-3570, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien for

Melissa N. Rocha
Senior Assistant Chief Accountant